UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025

Commission file number: 001-41656

Jayud Global Logistics Limited

(Translation of registrant’s name into English)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Information contained in this report

Jayud Global Logistics Limited, a Cayman Islands exempted company (the “Company”) is furnishing this report on Form 6-K to provide results for the six months ended June 30, 2025 in connection with the unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2025.

As previously disclosed, on September 9, 2025, the board of directors of the Company, approved a share combination (the “Share Combination”) of the Company’s ordinary shares at a ratio of 50-to-1 so that every 50 shares (or part thereof) are combined into one (1) share (with the fractional shares rounding up to the next whole share). As a result of the Share Combination, and the authorized share capital of the Company changed from US$50,000 divided into 500,000,000 shares of US$0.0001 each, comprising (i) 480,000,000 Class A ordinary shares of par value US$0.0001 each and (ii) 20,000,000 Class B ordinary shares of par value US$0.0001 each, to US$2,500,000 divided into 500,000,000 shares of par value US$0.005 each, comprising (i) 480,000,000 Class A ordinary shares of par value US$0.005 each and (ii) 20,000,000 Class B ordinary shares of par value US$0.005 each. The Company filed the Fourth Amended and Restated Memorandum and Articles of Association after the board approval. The Company’s Class A ordinary shares began trading on the Nasdaq Stock Market on a post Share Combination basis on October 13, 2025.

A copy of the Company’s first half of 2025 unaudited financial results, and a copy of management’s discussion and analysis of financial condition and results of operations, and a copy of the Fourth Amended and Restated Memorandum and Articles of Association are furnished as Exhibit 99.1, 99.2, and 99.3, respectively, to this Report on Form 6-K and incorporated herein by reference.

The document attached as Exhibits 99.1, 99.2, and 99.3 to this report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3, as amended (File No. 333-280010), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.

99.1	Jayud Global Logistics Limited First Half of 2025 Unaudited Financial Results
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	The Fourth Amended and Restated Memorandum and Articles of Association
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2025

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
	Name	Xiaogang Geng
	Title:	Chief Executive Officer

2